FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 25, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Announcement of Magyar Telekom Plc. Hungary’s leading telecommunications company

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (headquarters: 1013 Budapest, Krisztina krt.55.) hereby notifies Shareholders that the Company will hold its Annual General Meeting at 11.00 a.m. on April 25, 2008.

Venue of the General Meeting:

The headquarters of the Company, Tölösi Conference Center Budapest I., Krisztina krt. 55.

Way of organizing the General Meeting: participation in person

Agenda of the General Meeting:

1. Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2007 according to the requirements of the Accounting Act

2. Report of the Board of Directors on the business operations of the Company in 2007, presentation of the report of the Supervisory Board and the Auditor

3. Decision on the approval of the 2007 financial statements of the Company, the company governance and management report and on the relief from liability of the members of the Board of Directors

4. Proposal of the Board of Directors for the use of the profit after tax earned in 2007

5. Modification of the Articles of Association of Magyar Telekom Plc.

6. Modification of the Rules of Procedure of the Supervisory Board

7. Election of Members of the Board of Directors

8. Election of Members of the Supervisory Board

9. Election of a Member of the Audit Committee

10. Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

11. Miscellaneous

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)           Shareholders participating in person may identify themselves with their identity card or passport whereas their ownership is certified through the ownership certificate issued by their custodian. Shareholders registered in the Stock Registry but not being able to present their ownership certificate may participate the General Meeting but may not exercise their voting right and right of making proposals.

b.)          The proxy shall be set forth in a public instrument or a private document providing full evidence. The proxy shall be presented during the registration procedure prior to the commencement of the General Meeting. Regarding ownership certificates the provisions of Section a) shall prevail.

c.)           Custodians, registered in the Stock Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document providing full evidence) is registered as such in the Stock Register at least six (6) working days prior to the date of the General Meeting (i.e. latest by April 17, 2008) and froze their shares up until the day of the GM (including the day of the GM). With regard to registry in the Stock Register Magyar Telekom Plc. will request the identification of registered shares, issued by Magyar Telekom in the face value of HUF 100 under serial number HU0000073507 ISIN from KELER Zrt. with the turning date of April 16, 2008. The registry of shareholders in the Stock Registry and the freezing of shares shall be arranged by their respective custodians - on the basis of the relevant assignment of the shareholder. Shareholders are informed by their custodians about the deadline of registry into the Stock Register. The Company shall not be held liable for any failure to fulfill the assignments given to custodians and for the relevant consequences. The closing of the Stock Register will take place at 3.00 p.m., on April 17, 2008.

We wish to remind our shareholders that the registration will take place from 9 a.m. to 10.30 a.m. In the event of a later registration than the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to April 25, 2008 at 1.00 p.m. with the same agenda and at the same venue. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company

Announcement on the availability of the documents of the General Meeting

We wish to inform our shareholders that the written submissions prepared and available with regard to the Annual General Meeting to be held on April 25, 2008 can be viewed from March 28, 2008 at the customer service office of KELER Ltd. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. – 3 p.m., on the web site of Magyar Telekom Plc. (www.magyartelekom.hu), on the web site of the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (April 25, 2008, 9.00 a.m.).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: March 25, 2008